Exhibit 99.1

IM CANNABIS CORP.

(THE “COMPANY”)

REPORT OF VOTING RESULTS

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

This report describes the matters voted upon and the outcome of the annual general meeting of shareholders of the Company held at the offices of the Company’s legal counsel, Garfinkle Biderman LLP, located at 1 Adelaide Street East, Suite 801, Toronto, Ontario M5C 2V9 on December 6, 2023 (the “Meeting”). The Meeting is described below and in greater detail in the management information circular of the Company dated October 19, 2023 (the “Circular”), a copy of which is available on SEDAR+.

At the Meeting, there were 2,808,116 common shares of the Company (each a “Common Share”) present or represented by proxy, carrying one vote per Common Share, and representing 20.97% of the issued and outstanding Common Shares entitled to vote at the Meeting.

Business

The following sets forth a brief description of each matter, which was voted upon at the Meeting, and the outcome of such vote:

1.	The number of directors of the Company was fixed at five. The results of such votes were as follows:

Votes For	% of Votes For	Votes Against	% of Votes Against
2,785,301	99.19%	22,815	0.81%

2.
Each director nominee proposed in the Circular was elected as a director to hold office until the close of the next annual meeting of shareholders or until the director’s successor is elected or appointed or until they otherwise cease to hold office. The results of such votes were as follows:

Nominee	Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
Oren Shuster	1,476,701	98.31%	25,414	1.69%
Brian Schinderle	1,242,834	82.74%	259,281	17.26%
Marc Lustig	1,230,888	81.94%	271,227	18.06%
Einat Zakariya	1,236,073	82.29%	266,042	17.71%
Moti Marcus	1,242,329	82.71%	259,786	17.29%

3.
Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, was re-appointed as the auditor of the Company for the ensuing year and the directors of the Company were authorized to fix their remuneration. The results of such votes were as follows:

Votes For	% of Votes For	Votes Withheld	% of Votes Withheld
2,797,599	99.63%	10,515	0.37%

DATED at Kibbutz Glil-Yam, Israel, as of the 7th day of December 2023.

IM CANNABIS CORP.

signed
Oren Shuster
Chief Financial Officer and Director